UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SIGNATURE
This Report on Form 6-K (other than Exhibit 99.3 hereto), including Exhibits 99.1 and 99.2 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-280060; Registration No. 333-289266; Registration No. 333-289270; Registration No. 333-293970) and on Form S-8 (Registration No. 333-258121; Registration No. 333-258122 and Registration No.333-288625) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date:	August 4, 2026

		By:	/s/ Daan van Well
		Name:	Daan van Well
		Title:	Chief Legal and Regulatory Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2026
99.2	Management’s discussion and analysis of financial condition and results of operations
99.3	Press release dated August 4, 2026